

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2021

Lewis Bender
Chief Executive Officer
Intensity Therapeutics, Inc.
61 Wilton Road, 3rd Floor
Westport, CT 06880

> **Re: Intensity Therapeutics, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed December 8, 2021**
> **File No. 333-260565**

Dear Mr. Bender:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Form S-1 filed December 8, 2021

Our amended and restated certificate of incorporation that will be in effect at the closing..., page 33

1. We note your disclosure that the federal courts shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. We also note that your amended and restated certificate of incorporation does not expressly include a forum selection provision for causes of action arising under the Securities Act. Please reconcile your disclosure and your governing documents as appropriate.

        You may contact Sasha Parikh at 202-551-3627 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Christopher Edwards at 202-551-6761 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Life Sciences

cc: Daniel Woodard, Esq.